Silver Spike Acquisition Corp.
660 Madison Ave., Suite 1600
New York, New York 10065

May 21, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brittany Ebbertt Christine Dietz Mitchell Austin Jan Woo

Re:	Silver Spike Acquisition Corp. Registration Statement on Form S-4 File No. 333-252186

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silver Spike Acquisition Corp., a Cayman Islands exempted company (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-252186), as amended, to 4:00 p.m. Eastern Time on May 25, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Derek J. Dostal of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Scott Gordon
Chief Executive Officer, Silver Spike Acquisition Corp.

cc:	Derek J. Dostal, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP